               Exhibit E.1


1999
Report on NEES Money Pool
($000's)

      Avg.      Max.       Min.     Investment
Company     Invest.     Invest.     Invest.     at 12/31/99
-------     -------     -------     -------     -----------
NEES (Trust)     $ -0-     $  -0-     $  -0-     $ -0-

Massachusetts Electric Co     -0-     -0-     -0-     -0-

New England Power Co.     192,934     295,975     132,475     204,325

The Narragansett Electric Co.     -0-     -0-     -0-     -0-

Granite State Electric Co.     3,928     6,500     850     5,775

Nantucket Electric Co.     -0-     -0-     -0-     -0-

New England Power Service Co.     800     6,700     -0-     -0-

New England Electric Transmission     -0-     -0-     -0-     -0-
   Corporation

New England Energy Incorporated     2,747     9,800     350     9,800

New England Hydro-Transmission     4,048     8,075     450     2,625
   Electric Company (NEHTEC)

New England Hydro-Transmission     918     3,225     -0-     775
   Corporation (NEHTC)


